E:	Lou@bevilacquapllc.com
T:	202.869.0888 (ext. 100)
W:	bevilacquapllc.com

August 30, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lauren Pierce

Jeff Kauten

Re:	Asset Entities Inc.

Registration Statement on Form S-1

Filed August 9, 2024

File No. 333-281438

Ladies and Gentlemen:

On behalf of our client, Asset Entities Inc. (the “Company”), we hereby submit the response thereof to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated August 22, 2024, providing such comment on the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the filing of this letter, we have filed an amendment on Form S-1/A to the Registration Statement.

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us,” and “our” refer to the Company.

Registration Statement on Form S-1

Cover page

1.	Please revise your disclosure to provide clear and consistent disclosure regarding why 30,800 shares of Class B Common Stock are issuable to the selling stockholder. In this regard, your disclosure on the cover indicates that the shares are issuable "in connection with the transactions contemplated by the Ionic Purchase Agreement," which does not appear to be consistent with your disclosure on page 5 which indicates that the shares are issuable in connection with "the Underwriting Agreement between the Company and Boustead, as representative of the underwriters of our initial public offering." In addition, if the shares are issuable in connection with the Ionic Purchase Agreement, please explain the relationship between Ionic Ventures, Sutter Securities, Boustead Securities, and Michael R. Jacks such that the Ionic Purchase Agreement would result in shares being issued to and sold by Michael R. Jacks.

Response: In response to the Staff’s comment, we have revised the Registration Statement to provide clearer and more consistent disclosure that 30,800 shares of Class B Common Stock, $0.0001 par value per share (the “Class B Common Stock”), of the Company (the “Warrant Shares”), are issuable upon exercise of a warrant (the “July 2024 Assignee Warrant”) that was issued as of July 29, 2024 to Michael R. Jacks (the “Warrant Assignee”), a selling stockholder. As disclosed in the Registration Statement, as amended, the July 2024 Assignee Warrant was issued pursuant to an Assignment and Assumption Agreement, dated as of July 30, 2024, among Boustead Securities, LLC, a registered broker-dealer (“Boustead”), Sutter Securities, Inc., a registered broker-dealer and an affiliate of Boustead (“Sutter”), and the Company, providing for the assignment by Boustead to Sutter of all of the rights to a warrant issued to Boustead on July 29, 2024 pursuant to certain contractual obligations described below (the “July 2024 Tail Warrant”), and an Assignment and Assumption Agreement, dated as of July 30, 2024, among Sutter, the Warrant Assignee, Boustead, and the Company, providing for the assignment by Sutter to the Warrant Assignee, a registered representative of Sutter, to all of the rights to the July 2024 Tail Warrant (both assignments collectively, the “Warrant Assignment”). Upon the issuance of the July 2024 Assignee Warrant, the July 2024 Tail Warrant was cancelled.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2

The July 2024 Tail Warrant was required to be issued to Boustead pursuant to the ongoing compensation obligations of the Company to Boustead under the engagement letter agreement, dated November 29, 2021, between the Company and Boustead (the “Boustead Engagement Letter”), and the Underwriting Agreement, dated February 2, 2023, between the Company and Boustead, as representative of the underwriters of the Company’s initial public offering (the “Underwriting Agreement”). The Boustead Engagement Letter provides in relevant part that during the term that began on November 29, 2021 and ending 12 months following the termination or expiration of the Boustead Engagement letter, which occurred on February 7, 2024, if the Company sells securities in an investment transaction, the Company must compensate Boustead with a cash fee equal to seven percent (7%) of gross proceeds, a non-accountable expense allowance equal to one percent (1%) of gross proceeds, and warrants that may be exercised to purchase an amount of shares that is equal to seven percent (7%) of the shares issued or underlying the securities issued in the investment transaction. Pursuant to the Underwriting Agreement, all terms and conditions of the Boustead Engagement Letter that are not subject to the terms and conditions of the Underwriting Agreement, including the ongoing compensation terms under the Boustead Engagement Letter, remain in full force and effect.

Pursuant to such requirements, on July 29, 2024, the date of the second closing (the “Second Closing”) under the Securities Purchase Agreement, dated as of May 24, 2024, between the Company and Ionic Ventures, LLC, a California limited liability company (“Ionic”), as amended by the First Amendment to Securities Purchase Agreement, dated as of June 13, 2024, between the Company and Ionic, the Company issued the July 2024 Tail Warrant to Boustead for the purchase of the number of shares of Class B Common Stock that was equal to 7% of the number of shares of Class B Common Stock that may be issued upon conversion of the shares of Series A Convertible Preferred Stock, $0.0001 par value per share, sold at the Second Closing at the initial conversion price of $3.75 per share.

There is no relationship between the Company and Sutter or the Warrant Assignee other than in respect of the Warrant Assignment and the July 2024 Assignee Warrant.

There is no relationship between Ionic, and Sutter, Boustead, or the Warrant Assignee.

***

PG. 3

If you would like to discuss our response to the Staff’s comment or any other matters related to the Registration Statement, please contact Louis A. Bevilacqua at 202-869-0888 (ext. 100).

Sincerely,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua
Bevilacqua PLLC

cc:	Matthew Krueger, Chief Financial Officer